Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

September 30, 2011

Management’s Discussion and Analysis (MD&A)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in U.S. dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).  Notes to the financial statements on pages 8 to 13 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose, closed-end trust, with voting Units, established on April 28, 2003 by a Declaration of Trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2011.

Outstanding Units

There were 16,648,000 Units issued and outstanding at September 30, 2011.

Results of Operations – Changes in Net Assets

Net assets increased by $69.0 million or 7.4% during the three months ended September 30, 2011, to a total of $1,002.7 million.  This increase was attributable to the 7.6% increase in the price of gold during the period.

Net assets increased by $125.6 million or 14.3% during the nine months ended September 30, 2011 as a result of the 14.9% increase in the price of gold during the period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (in US$)
	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011	Dec. 31, 2010
Change in unrealized appreciation of holdings	$69.9	$40.6	$17.6	$63.1
Net income	$69.0	$39.8	$16.8	$62.3
Net income per Unit	$4.14	$2.39	$1.01	$3.75

Total net assets	$1,002.7	$933.7	$893.9	$877.1
	Sept. 30, 2010	Jun. 30, 2010	Mar. 31, 2010	Dec. 31, 2009
Change in unrealized appreciation of holdings	$38.5	$52.8	$4.6	$43.7
Net income	$37.9	$52.2	$4.2	$43.3
Net income per Unit	$2.27	$4.57	$0.39	$3.96

Total net assets	$814.7	$776.9	$456.1	$451.9

Results of Operations – Net Income

Central GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  GoldTrust maintains adequate cash reserves to enable it to pay the expenses of maintaining the Trust.  GoldTrust’s realized revenues are a nominal percentage of its net assets.

AcG-18 requires GoldTrust to record the change in unrealized appreciation (depreciation) of holdings in income.  Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended September 30, 2011 was $69.0 million ($4.14 per Unit) compared to $37.9 million ($2.27 per Unit) for the comparative period in 2010.  For the nine months ended September 30, 2011, the net income (inclusive of the change in unrealized appreciation of holdings) was $125.6 million ($7.54 per Unit) compared to $94.3 million ($7.24 per Unit) for the same period in 2010.  Virtually all of the reported net income for the three and nine month periods was a result of the change in unrealized appreciation of gold holdings of 7.6% and 14.9% respectively, which is not distributable income.  Interest income currently forms a nominal portion of the Trust’s income.  Certain expenses, such as administration fees and safekeeping fees, have varied in relation to net asset levels.  Administration fees, which are scaled and are calculated monthly based on net assets at each month-end, increased by $114,299 and $486,339 respectively, during the three and nine month periods ended September 30, 2011 as compared to the similar periods in 2010.  The increase in administration fees was a direct result of the higher level of net assets under administration.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) for the three month periods ended September 30, 2011 and 2010 remained unchanged at 0.09%.   The expense ratio for the nine-month periods ended September 30, 2011 and 2010 remained unchanged at 0.27%.  For the twelve month period ended September 30, 2011, the expense ratio was 0.35% compared to 0.36% for the twelve month period ended September 30, 2010.

Liquidity and Capital Resources

The Administrator regards all of GoldTrust’s assets as liquid.  GoldTrust’s liquidity objective is to hold cash reserves and short-term deposits in a safe and conservative manner to generate income primarily to be applied towards expenses.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining its operations, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

For the nine months ended September 30, 2011, GoldTrust’s cash reserves decreased by $2.9 million to $13.5 million.  This decrease was a result of the amounts used to pay expenses of the Trust.  The Administrator and Senior Executive Officers monitor GoldTrust’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold bullion.

Administrator and Other Related party information

Please refer to Note 5 on pages 9 and 10 of this interim report.

Future Accounting Policy

Please refer to Note 10 on pages 12 and 13 of this interim report.

Additional Information

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in Canadian currency as well as U.S. currency.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.
The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ equity interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

This MD&A is dated October 25, 2011.  Additional information relating to the Trust, including Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com, www.gold-trust.com and www.goldtrust.ca.